UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 25)

MEREDITH CORPORATION

(NAME OF ISSUER)

Class B Common Stock

(TITLE OF CLASS OF SECURITIES)

589433200

(CUSIP NUMBER)

December 31, 2003

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/_/ Rule 13d-1(b)

/_/ Rule 13d-1(c)

/X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No. 589433200 SCHEDULE 13G

1. NAMES OF REPORTING PERSONS: Frederick B. Henry

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]

(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION: United States citizen

NUMBER OF 5. SOLE VOTING POWER: 0

SHARES

BENEFICIALLY 6. SHARED VOTING POWER: 457,661

OWNED BY

EACH 7. SOLE DISPOSITIVE POWER: 0

REPORTING

PERSON 8. SHARED DISPOSITIVE POWER: 457,661

WITH

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

457,661 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11EXCLUDES CERTAIN SHARES:

/_/

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 4.6%

12. TYPE OF REPORTING PERSON: IN

Item 1 (a) NAME OF ISSUER: Meredith Corporation

(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1716 Locust Street, Des Moines, IA 50309-3023

Item 2 (a) NAME OF PERSON FILING: Frederick B. Henry

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

1716 Locust St., Des Moines, IA 50309-3023

(c) CITIZENSHIP: United States citizen

(d) TITLE OF CLASS OF SECURITIES: Class B Common Stock

(e) CUSIP NUMBER: 589433200

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(B),

OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a) /_/ Broker or dealer registered under section 15 of the Act.

(b) /_/ Bank as defined in section 3(a)(6) of the Act.

(c) /_/ Insurance company as defined in section 3(a)(19) of the Act.

(d) /_/ Investment company registered under section 8 of the

Investment Company Act of 1940.

(e) /_/ An investment advisor in accordance with section 240.13d-1

(b)(1)(ii)(E).

(f) /_/ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) /_/ A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).

(h) /_/ A savings association as defined in section 3(b) of the

Federal Deposit Insurance Act.

(i) /_/ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment

Company Act of 1940.

(j) /_/ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to section 240.13d-1(c), check this box: /_/

Item 4 OWNERSHIP

(a) Amount beneficially owned as of December 31, 2003: 457,661

(b) Percent of class: 4.6%

(c) Number of shares as to which such person has

(i) Sole power to vote or to direct

the vote: 0 (1)

(ii) Shared power to vote or to direct

the vote: 457,661 (1)

(iii) Sole power to dispose or to direct

the disposition of: 0 (1)

(iv) Shared power to dispose or to direct

the disposition of: 457,661 (1)

(1) Mr. Henry disclaims that he is the beneficial owner for any other purpose of all shares of which he would not, except for Rule 13d-3, be deemed to be the beneficial owner.

Item 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: /X/

Item 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH

ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING

COMPANY: Not applicable

Item 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

Item 9 NOTICE OF DISSOLUTION OF GROUP: Not applicable

Item 10 CERTIFICATION: Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2004

/s/ John S. Zieser

________________________

John S. Zieser

Attorney-in-Fact for:

Frederick B. Henry

Director